Exhibit 99.1

BALCH HILL CAPITAL, LLC

2778 Green Street
San Francisco, CA 94123
Telephone:  (415) 474-7055     Fax:  (415) 276-4562

December 6, 2012

The Board of Directors
STEC, Inc.
3001 Daimler Street
Santa Ana, CA 92705-5812

Dear Sirs,

As you know, Balch Hill Partners, L.P., together with its affiliates (“we”), recently acquired a substantial stake in STEC, Inc. (“STEC” or the “Company”), and currently beneficially owns approximately 9.0% of the issued and outstanding common stock of STEC.

As one of the Company’s largest shareholders, we are writing to the Company’s Board of Directors (the “Board”) to express our serious concerns about the strategic direction of STEC and its current performance.

We believe that STEC’s underlying technology is very valuable.  We have followed STEC for a number of years and watched as it rose to early prominence in the SSD market by being the first dominant supplier of enterprise class Fibre Channel and then SAS solid state drives.  For several years, STEC enjoyed its first-mover advantage and boasted a virtual monopoly in the SSD market. However, in the past two years, STEC’s performance has greatly suffered. The Company has seen ever increasing competition from multiple sources, including alternative providers of enterprise class SAS drives, cannibalization by “good enough” enterprise class SATA drives, and a new emergent standard, PCIe.

STEC’s response to this intensifying competition has been to broaden its product line and dramatically increase its operating expenses, particularly in R&D, in an effort to gain scale and compete. Yet, there is no commensurate increase in revenues or profits.  STEC’S revenues have declined from $95 million in the quarter ended December 31, 2010, to an estimated $38 million in the quarter ended December 31, 2012, using the midpoint of the guidance range given on the most recent quarterly earnings conference call.

This decline is made even more striking because we estimate the overall market for enterprise SAS SSD drives approximately doubled from fiscal 2011 to fiscal 2012.  For STEC to experience a 60% decline in revenues in a market that is growing 100% is alarming.

Unfortunately, nothing about STEC’s current strategy has given investors reason to believe the Company is on the path to return to growth. Based on declining sales, soaring expenses, and a harsh competitive environment, STEC is facing its own “fiscal cliff.”  As long-standing investors in the computer storage devices industry, we are concerned that STEC is following in the footsteps of other failed technology companies who initially enjoyed first-mover advantage, but burnt away their balance sheet in a misguided attempt to address changing market dynamics. On top of STEC’s financial decline and increased competition, we are extremely concerned that STEC has a deep-rooted “founder-culture” with little regard for its public shareholders. The market’s response has been overwhelmingly negative. Over the past year, STEC’s share price has declined by more than 55%.

Source: Google Finance

Faced with its current predicament, we call upon STEC to immediately consider the following:

1)	A dramatic reduction in expenses, particularly in R&D or, if the current R&D spend can be justified – provide investors with material disclosure on why investors should be patient.
2)	A focus on the Company’s core products (e.g., the SAS market); and
3)	Explore all strategic alternatives, including a sale of the Company.

In order to maximize shareholder value, we believe STEC should immediately conduct a hard-nosed review of its spending patterns.  The goal should be that the Company will become cash flow neutral at or around current revenue levels.  The Company should run its business as if it DOES NOT have a large cash reserve.

Further, STEC’s strength is the SAS market.  Accordingly, STEC should focus its efforts on this market rather than diluting its strength trying to be everything to everybody.

If, after formulating an operating plan consistent with current revenue levels, the Company truly can identify investment opportunities that will more than justify interim losses, the Company should clearly articulate those opportunities to its stockholder base.

Simultaneously with bringing costs in line with revenues, the Company should consider all strategic alternatives, including a sale of the Company to a larger industry player.   The Company must face the obvious truth that the enterprise SSD market of 3 years from now will almost certainly be dominated by much larger companies - the flash manufacturers, the drive makers, or both.  STEC should therefore actively pursue an evaluation of all strategic alternatives, including a sale of the Company. We believe there are, today, strategic buyers who would welcome the opportunity to acquire the Company.  We believe that there are strategic buyers who would benefit substantially from acquiring the Company’s world class technology.

Despite the issues enumerated above, we are confident that STEC possesses significant strategic value.  We call on the Board to recognize the need for change in STEC’s strategy and are receptive to having meaningful conversations with STEC about the best path forward for STEC.   We will give you a call early next week to discuss our concerns.

Sincerely,

Balch Hill Partners, L.P. By: Balch Hill Capital, LLC, its General Partner
By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

Stockholders with questions can reach Patrick J. McHugh or Geoff Sorbello of Okapi Partners LLC at (212) 297-0720.